Exhibit 99.1

Ballard announces project with Adani to develop a hydrogen fuel cell truck for mining & transportation

VANCOUVER, BC and AHMEDABAD, India, Jan. 17, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today signed an agreement to launch a pilot project to develop a hydrogen fuel cell electric truck (FCET) for mining logistics and transportation with Adani Enterprises Limited (AEL) (NSE: ADANIENT), part of the diversified Adani portfolio of companies, and Ashok Leyland.

This collaboration marks Asia's first planned hydrogen powered mining truck. The demonstration project will be led by AEL, a company focused on both mining operations and developing green hydrogen projects for sourcing, transporting, and building out hydrogen refueling infrastructure. Ballard, an industry leading PEM fuel cell engine manufacturer, will supply the FCmoveTM fuel cell engine for the hydrogen truck and Ashok Leyland, one of the largest manufacturers of buses in the world, will provide the vehicle platform and technical support. The FCET is scheduled to be launched in India in 2023.

The Adani Group previously announced it plans to invest more than USD 50 billion over the next ten years in green hydrogen and associated ecosystems corresponding to a capacity of up to 3 million tons of green hydrogen annually.

Vinay Prakash, Director, Adani Enterprises Limited and CEO, Adani Natural Resources said, "This pioneering and ambitious green hydrogen project holds a strong promise for India's future energy self-reliance and is consistent with the vision of Gautam Adani, Chairman of the Adani Group, of accelerating the use of hydrogen-powered fuel cell technology in the commercial transport system. This experience of handling hydrogen as a fuel for commercial fleet not only prepones the advent of hydrogen technology for the mining and logistics sector in the country but will also enable other businesses to opt for long-term sustainable solutions transitioning fleets in ports, airports and in their industrial operations."

The hydrogen powered mining truck will weigh 55 tons, have three hydrogen tanks, a 200-km working range, and powered by Ballard's 120 kW PEM fuel cell technology.

"After signing a memorandum of understanding with the Adani Group last year, we are eager to move our partnership forward and welcome the chance to cooperate with cutting-edge businesses like Adani," said Randy MacEwen, CEO, Ballard Power Systems. "Our technology offers a strong value proposition for their heavy-duty mining truck with our zero emission engines providing long range, rapid refueling and heavy payload capabilities."

"Ashok Leyland is excited to collaborate with Adani and Ballard to bring out fuel cell commercial vehicles in the mining and logistics sectors in India," said Dr. N. Saravanan, CTO, Ashok Leyland. "With our track record of developing unique and new products, Ballard's technological expertise in fuel cells, and Adani's unwavering dedication to hydrogen, there is a significant opportunity for India to decarbonize both goods and passenger transportation."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Adani Enterprises Ltd

Adani Enterprises Limited (AEL) is the flagship company of Adani Group, one of India's largest business organisations. Over the years, Adani Enterprises has focused on building emerging infrastructure businesses, contributing to nation-building and divesting them into separate listed entities.

About Ashok Leyland

Ashok Leyland, flagship of the Hinduja Group, is the 2nd largest manufacturer of commercial vehicles in India, the 4th largest manufacturer of buses in the world, and the 19th largest manufacturers of trucks.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/17/c1853.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com; Adani Group: Roy Paul - roy.paul@adani.com; Ashok Leyland: Rajesh Mani - rajesh.mani@ashokleyland.com

CO: Ballard Power Systems Inc.

CNW 08:15e 17-JAN-23